Exhibit 99.1

Borr Drilling Limited – Q3 2025 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s third quarter 2025 results to be held on the webcast/conference call at 10:00 New York time (16:00 CET) on Thursday, 6 November 2025.

In order to listen to the presentation, participants may do one of the following:

a) Webcast
To access the webcast, please go to the following link: https://edge.media-server.com/mmc/p/cnew3tt2

b) Conference Call
Please use this link to register for the conference call:
https://register-conf.media-server.com/register/BI3e96a12fb9a64883b3d8e2fb87e2511c

Participants will then receive dial-in details on screen and via email and may choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Replay Stream:
After the live call, a replay of the webcast will be made available via the following link: https://edge.media-server.com/mmc/p/cnew3tt2

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208